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Filed pursuant to General Instruction II.L of Form F-10
File No. 333-197611

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated August 29, 2013 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of DragonWave Inc. c/o 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9, telephone (613) 599-9991; facsimile (613) 599-4265, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated August 29, 2013

New Issue	July 25, 2014

DragonWave Inc.

C$24,930,000

13,850,000 Units

We are hereby qualifying for distribution 13,850,000 units (the "Units") of DragonWave Inc. ("DragonWave" or the "Company") at a price (the "Offering Price") of C$1.80 per Unit (the "Offering"). Each Unit consists of one common share of the Company (an "Offered Share") and one half of one warrant. Each whole warrant (a "Warrant") will entitle the holder to purchase one common share of the Company (a "Warrant Share") at a price of C$2.25 per Warrant Share (the "Exercise Price") at any time until 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date (as defined herein). Each Unit will immediately separate into its component Offered Share and one-half Warrant. For each Unit, the portion of the Offering Price attributable to the Offered Share is C$1.70 (the "Offered Share Price") and the portion of the Offering Price attributable to the one-half Warrant is C$0.10 (the "Warrant Price"). The Offering is made pursuant to an underwriting agreement (the "Underwriting Agreement") dated July 25, 2014 between us, CIBC World Markets Inc. and H.C. Wainwright & Co., LLC (the "Underwriters") as more fully described under the section entitled "Plan of Distribution" in this Prospectus Supplement.

Our common shares (the "Common Shares") are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbol DWI and on the NASDAQ Global Select Market ("NASDAQ") under the symbol DRWI. We have applied to the TSX and NASDAQ for the listing of the Offered Shares and Warrant Shares. We have applied for the listing of the Warrants on the TSX and intend to apply for the listing of the Warrants on NASDAQ. Listing of the Offered Shares and Warrant Shares will be subject to us fulfilling all of the listing requirements of the TSX and NASDAQ, respectively. Listing of the Warrants will be subject to us fulfilling all of the listing requirements of the TSX and NASDAQ, respectively. There is no guarantee that the Warrants will be listed on the TSX or NASDAQ. The closing price of our Common Shares on July 24, 2014 on the TSX was C$2.00 and on NASDAQ was U.S.$1.86. The Offering Price for the Units and Exercise Price of the Warrants were determined by arm's length negotiation between us and the Underwriters with reference to the prevailing market price of the Common Shares.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

This Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with U.S. generally accepted accounting principles, and thus may not be comparable to financial statements of Canadian companies.

Enforcement of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated in Canada, our principal executive offices are located in Canada, all of our directors and executive officers and most of the experts named in this Prospectus Supplement, including our independent public accounting firm, reside principally outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. In addition, one of our directors, Robert Pons, resides outside of Canada and he has appointed Dentons Canada LLP, 99 Bank Street, Suite 1420, Ottawa, Ontario as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

CIBC	H.C. Wainwright & Co.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See "Risk Factors".

Investing in the Units involves significant risks. You should carefully read the "Risk Factors" section of this Prospectus Supplement, beginning on page S-27, the "Risk Factors" section in the accompanying short form base shelf prospectus dated August 29, 2013 (the "Prospectus") beginning on page 16, and the documents incorporated by reference therein and herein.

Price: C$1.80 Per Unit

	Price to the Public(1)		Underwriters' Fee(1)(2)		Net Proceeds to the Company(2)(3)
Per Unit	C$	1.80	C$	0.108	C$	1.692
Total	C$	24,930,000	C$	1,495,800	C$	23,434,200

(1)
The Company has agreed to pay to the Underwriters a fee of C$1,495,800, representing 6% of the aggregate proceeds of the Offering (including, for certainty, on any exercise of the Over-Allotment Option (as hereinafter defined)), or C$0.108 per Unit sold. See "Plan of Distribution".

(2)
The Company has granted to the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part, to purchase up to an additional 2,077,500 Units (the "Additional Units") at the Offering Price per Additional Unit for a period of 30 days from and including the Closing Date to cover over allotments, if any, and for market stabilization purposes. Each Additional Unit consists of one Common Share (each an, "Over-Allotment Share") and one half of one warrant (each whole warrant, an "Over-Allotment Warrant") of the Company. Each whole Over-Allotment Warrant entitles the holder thereof to purchase one Common Share (each, an "Over-Allotment Warrant Share") at any time prior to 5:00 p.m. (Toronto time) on the date that is 24 months after the Closing Date at a price of C$2.25 per Over-Allotment Warrant Share. The Over-Allotment Warrants will be transferable. The Over-Allotment Option may be exercised by the Underwriters to acquire either: (i) Over-Allotment Units at the Offering Price; (ii) Over-Allotment Warrants at the Warrant Price per Over-Allotment Warrant; (iii) Over-Allotment Shares at the Offered Share Price per Over-Allotment Share; or (iv) any combination of Over-Allotment Units, Over-Allotment Warrants and Over-Allotment Shares, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants that may be issued under the Over-Allotment Option does not exceed 2,077,500 Over-Allotment Shares and 1,038,750 Over-Allotment Warrants. The Over-Allotment Option may be exercisable by the Underwriters to acquire Additional Units at the Offering Price. If the Over-Allotment Option is exercised in full for Additional Units, the price to the public, Underwriters' fee and net proceeds to the Company will be C$28,669,500, C$1,720,170 and C$26,949,330, respectively. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Units to be issued upon exercise of the Over-Allotment Option. See "Plan of Distribution". Unless the context otherwise requires, references to the Offering and the Units in this Prospectus Supplement do not take into account the exercise of the Over-Allotment Option. Any purchaser who acquires securities forming part of the over allocation position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement, regardless of whether the over allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

(3)
After deducting the Underwriters' fee, but before deducting the expenses of the Offering (including listing fees), which are estimated at C$550,000.

Underwriters' Position	Maximum Size of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	2,077,500 Over-Allotment Shares and/or 1,038,750 Over-Allotment Warrants	Up to 30 days from the Closing Date	C$1.70 per Over-Allotment Share C$0.20 per Over-Allotment Warrant

Unless the context otherwise requires, all references to the "Offering", the "Units", the "Unit Shares", the "Warrants" and the "Warrant Shares" in this Prospectus Supplement shall include the Over-Allotment Option, the Over-Allotment Units, the Over-Allotment Shares, the Over-Allotment Warrants and the Over-Allotment Warrant Shares, respectively.

The Underwriters, as principal, conditionally offer the Units, and any Additional Units that may be issued on exercise of the Over-Allotment Option, subject to prior sale if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on our behalf by Dentons Canada LLP, with respect to Canadian legal matters, and by DLA Piper LLP (US), with respect to U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to U.S. legal matters. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about August 1, 2014 (the "Closing Date"). It is expected that the Company will arrange for an instant deposit of the Offered Shares and Warrants to or for the account of the Underwriters with CDS Clearing and Depository Services Inc. ("CDS") or The Depository Trust Company ("DTC") on the Closing Date, against payment of the aggregate purchase price for the Units. A purchaser of Units will receive only a customer confirmation from the registered dealer through which the Units are purchased.

The Company expects that delivery of the Offered Shares and the Warrants will be made against payment therefor on or about the Closing Date which will be the fifth business day (in the United States) following the date of pricing of the Units (such settlement cycle being referred to as "T+5"). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares or Warrants prior to the Closing Date may be required to specify an alternative settlement cycle at the tie of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares or Warrants prior to the Closing Date should consult their own advisors. See "Plan of Distribution".

You should be aware that the acquisition, holding or disposition of the securities offered hereby may subject you to tax consequences both in the United States and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. You should consult with your own tax advisors with respect to your own particular circumstances and read the discussion under the headings "Certain U.S. Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" in this Prospectus Supplement.

Our head and registered office is 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9.

 TABLE OF CONTENTS

Prospectus Supplement

Prospectus

 IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities being offered and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See "Where You Can Find More Information".

        You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Units varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. Neither the Company nor the Underwriters have authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it. The Company is not, and the Underwriters are not, making an offer of the Units in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference herein and therein. To the extent that any statement made in this Prospectus Supplement differs from those in the accompanying Prospectus, the statements made in the accompanying Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement.

        This Prospectus Supplement and the Prospectus are part of a registration statement on Form F-10 (the "U.S. Registration Statement") that we have filed with the SEC. This Prospectus Supplement does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. U.S. persons should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to us and our securities. See "Documents Filed As Part of the U.S. Registration Statement".

        In this Prospectus Supplement, "we", "us" and "our" refer to DragonWave Inc.

        We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP"), which may differ from generally accepted accounting principles which are in effect from time to time in Canada, including International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements incorporated by reference in the Prospectus or this Prospectus Supplement may not be comparable to financial statements of other Canadian companies.

WHERE YOU CAN FIND MORE INFORMATION

        This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering.

        Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Secretary by contacting us at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9, telephone (613) 599-9991; facsimile (613) 599-4265, or by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to certain of the information requirements of the Exchange Act, and in accordance with that legislation we file reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street N.E., Washington D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. As well, a free copy of any public document filed by us with the SEC's Electronic Data Gathering and Retrieval (EDGAR) system is available from the SEC's website at www.sec.gov.

        The following documents were filed with the securities commission or other similar securities regulatory authority in each of the provinces of Canada (except with respect to the documents listed in (g) and (h), the province of Quebec) and in the United States with the SEC and are specifically incorporated by reference into, and form an integral part of, the Prospectus, as supplemented by this Prospectus Supplement:

  (a)
  our unaudited consolidated interim financial statements as at and for the three months ended May 31, 2014, together with the notes thereto;

  (b)
  our management's discussion and analysis of consolidated results of operations and financial condition dated July 9, 2014 for the three months ended May 31, 2014 (the "Q1 MD&A");

  (c)
  our annual information form dated May 22, 2014 for the fiscal year ended February 28, 2014 (the "Annual Information Form");

  (d)
  our management proxy circular dated May 23, 2014, prepared in connection with the annual general and special meeting of our shareholders held on June 20, 2014;

  (e)
  our audited consolidated financial statements as at and for the years ended February 28, 2014 and February 28, 2013, together with the notes thereto and the auditors' reports thereon (the "Annual Financial Statements");

  (f)
  our management's discussion and analysis of consolidated results of operations and financial condition dated May 14, 2014 for the three and twelve months ended February 28, 2014;

  (g)
  the warrant indenture (the "Warrant Indenture") to be entered into and dated as of the Closing Date between us and Computershare Trust Company of Canada, a form of which has been filed on SEDAR and on a Form 6-K with the SEC on July 24, 2014; and

  (h)
  the term sheet dated July 25, 2014 provided by the Underwriters to potential investors in connection with the Offering, a copy of which has been filed on SEDAR and on a Form 6-K with the SEC on July 25, 2014.

        Any documents of the type referred to in the preceding paragraph, or similar material, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus Supplement and prior to the completion of the Offering will be deemed to be incorporated by reference into this Prospectus. We also incorporate by reference into the U.S. Registration Statement of which this Prospectus Supplement forms a part any future information we file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act until the completion of the Offering, except (i) that any section of any annual information form, filed as an exhibit to an Annual Report on Form 40-F, entitled "Ratings" or another similar caption will not be deemed incorporated by reference into the U.S. Registration Statement of which this Prospectus Supplement forms a part, and (ii) that any Report on Form 6-K shall be so incorporated only if and to the extent expressly provided in such Report.

        Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Upon a new annual information form and related annual financial statements and management's discussion and analysis relating thereto, being filed with and, where required, accepted by, the applicable securities regulatory authorities during the currency of the Prospectus, the previous annual information form, annual and interim financial statements and management's discussion and analysis relating thereto and material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into the Prospectus for purposes of future offers and sales of Securities under the Prospectus. Upon a new management proxy circular relating to an annual meeting of our shareholders being filed with the applicable securities regulatory authorities during the currency of the Prospectus, the management proxy circular for the preceding annual meeting of shareholders will be deemed no longer to be incorporated by reference into the Prospectus for purposes of future offers and sales of Securities under the Prospectus.

        You should rely only on the information contained in or incorporated by reference in the Prospectus or this Prospectus Supplement. We are not making an offer of securities in any jurisdiction where the offer is not permitted by law.

        Information contained on our website, www.dragonwaveinc.com, is not part of the Prospectus or this Prospectus Supplement and is not incorporated herein by reference and may not be relied upon by you for the purpose of determining whether to invest in our securities offered under this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        In addition to the documents specified in this Prospectus Supplement and in the Prospectus under "Where You Can Find More Information", the Underwriting Agreement described in this Prospectus Supplement and any consents of legal counsel filed with the SEC will form part of the U.S. Registration Statement of which this Prospectus Supplement forms a part.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement contains or incorporates by reference "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained or incorporated by reference into the Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

  •
  the timing and completion of the Offering;

  •
  the use of proceeds of the Offering;

  •
  our strategic plans and objectives;

  •
  our growth strategy;

  •
  our customer diversification and expansion initiatives;

  •
  our expectations regarding the results of the development by us of the microwave transport business we acquired from Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks in August 2013 in connection with the acquisition by Nokia Corporation of Siemen's 50% stake in Nokia Siemens Networks) and which now operates as Nokia (referred to herein as either: "Nokia" or "Nokia's Networks business");

  •
  our expectations regarding end-customer demand for our products;

  •
  our expectations regarding the development of our target markets;

  •
  developments described under the heading "Our Business — Recent Developments"; and

  •
  our plans, objectives and targets for operating cost reductions, revenue growth and margin performance.

        There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: our reliance on Nokia for a large percentage of our revenues and our direct and indirect exposure to risks to Nokia's business; our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia; our reliance on a small number of customers for a large percentage of revenue; our ability to scale our supply chain to meet demand, including reliance on suppliers such as contract manufacturers, third party component suppliers and suppliers of outsourced services; our ability to implement our ongoing program of operating cost reductions; our dependence on the development and growth of the market for high-capacity wireless communications services; intense competition from several competitors; competition from indirect competitors; our history of losses; our dependence on our ability to develop new products and enhance existing products; our ability to successfully manage growth; our dependence on establishing and maintaining relationships with channel partners; dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel; quarterly revenue and operating results that are difficult to predict and can fluctuate substantially; a lengthy and variable sales cycle; the impact that general economic weakness and volatility may be having on our customers; disruption resulting from economic and geopolitical uncertainty; currency fluctuations; our exposure to credit risk for accounts receivable; pressure on our pricing models from existing and potential customers and as a result of competition; the allocation of radio spectrum and regulatory approvals for our products; the ability of our customers to secure a license for applicable radio spectrum; changes in government regulation or industry standards that may limit the potential market for our products; our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers; our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others; risks associated with software licensed by us; a change in our tax status or assessment by domestic or foreign tax authorities; exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws; product defects, product liability claims, and health and safety risks relating to wireless products; risks associated with our outstanding warrants and the impact that the terms of such warrants on our ability to raise capital and to undertake certain business transactions; the risk that our actual financial results may vary from our publicly disclosed forecasts; risks associated with possible loss of our foreign private issuer status in the United States; and risks and expenses associated with our Common Shares and being a public company. In addition, our management has broad discretion over the use of proceeds from the Offering and if we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer. These and other material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, are further described on pages 27-48 of our Annual Information Form dated May 22, 2014 and under the heading "Liquidity and Capital Resources — Liquidity Discussion" in our Management's Discussion and Analysis dated July 9, 2014.

        In particular, forward-looking statements relating to the acquisition and integration by us of the microwave transport business of Nokia and our renewed operational framework with Nokia announced on April 10, 2013 are based on certain assumptions including:

  •
  the successful implementation of our renewed framework with Nokia on April 10, 2013, including sales growth from Nokia as a result of the renewed framework; and

  •
  our ability to obtain operating cost reductions through measures including consolidation and rationalization of the business acquired from Nokia, migration to new contract manufacturers, and optimization of our logistical framework to reduce overhead costs related to hardware sales.

        Other risks relating to Nokia identified by Nokia Corporation are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2013 under item 3D "Risk Factors".

        Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in the Prospectus and this Prospectus Supplement are made as at the date of the original document and have not been updated by us except as expressly provided for in the Prospectus and/or this Prospectus Supplement. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

        We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

 CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars. All references to "dollars", "U.S.$" or "$" are to United States dollars and all references to "C$" are to Canadian dollars. For purposes of the amounts referenced in this Prospectus Supplement, unless specified otherwise, the rate of exchange was U.S.$1.00=C$1.0742 or C$1.00=U.S.$0.9309, each based on the Bank of Canada's noon exchange rate for July 24, 2014.

OUR BUSINESS

Overview

        Founded in 2000, we are a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol ("IP") networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment (often referred to as links), that wirelessly transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform, function as a wireless extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network. Backhaul links connect the large amounts of network traffic aggregated by base stations and other collection points on the edge of the network to the high-capacity fiber optic infrastructure at the core of the network. Additional applications for our products include point-to-point transport applications in private networks, including municipal and enterprise applications.

        Our products principally perform the backhaul function in a communication service provider's network, connecting high-traffic points of aggregation such as high-capacity wireless base stations (3G+ cellular, WiFi, WiMAX, Long-Term Evolution ("LTE")) and large "out of territory" enterprises to nodes on the fiber optic core network.

        Our line of wireless carrier-Ethernet links is marketed under the Horizon trade name. Our Horizon product line is carrier-grade and operates primarily in licensed spectrum bands to minimize interference.

        In 2011, we introduced our Avenue solution, which extends our reputation for delivering the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. The Avenue solution is a small device, utilizing a small antenna, to integrate microcellular backhaul, third-party base stations, power supply, battery backup, switching, and management in an all-in-one, environmentally shielded enclosure.

This is a hardened, all-outdoor, zoning-friendly and fully integrated solution that was designed specifically for service providers to deploy microcellular coverage with high-performance backhaul.

        On June 1, 2012, we acquired our Harmony product line from Nokia. The Harmony product line is a multi-service wireless platform enabling time-division multiplexing ("TDM") and packet-based services across wireless or wireline infrastructure. Harmony is rebranded by Nokia as FlexiPacket.

        In 2013, we introduced our Harmony Lite and Avenue Link Lite products lines. These product lines are DragonWave's first products in the sub-6GHz bands. The Lite products operate in licensed and unlicensed bands, and provide line of sight, and non-line of sight connectivity. The Lite product line is an important part of our small cell backhaul offering in the Avenue family.

        In 2014, we introduced our Harmony Eband product. Harmony Eband operates in the 70/80 GHz bands. It provides capacities of up to 2.5 Gbps, and operates in low cost bands, providing mobile operators with a much reduced total cost of ownership as well as a scalability strategy. Although the 70/80 GHz market is still in its early stages, it is expanding quickly, and we expect it to continue to expand for some time.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing numbers of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services.

        Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers. These service providers offer high-speed digital communication services over wireless access networks, employing IP-based wireless network access technologies such as advanced (3G+) cellular technologies, as well as WiFi and WiMAX. The market addressed by these wireless service providers is characterized by significant growth in number of subscribers, coverage area, and bandwidth requirements per subscriber, and a corresponding need to reduce the cost per bit of the backhaul network. We also target other markets, including wireless extension of fixed-line networks to directly connect high-bandwidth end-customers to the core network, and private networks of large multi-site organizations such as Fortune 500 enterprises, municipalities and government organizations.

        The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        We commenced commercial deployment of our products in 2002 and, as of February 28, 2014, have shipped approximately 89,317 product units (i.e., links). To date, our wireless carrier-Ethernet links have been purchased and deployed by customers in more than 88 countries. In the fiscal year ended February 28, 2014, we delivered products to 230 customers, including Nokia, TESSCO (United States), Samsung, Alliance Communications (United States), SAAB (Sweden) and Xplornet (Canada).

        DragonWave Inc. was incorporated pursuant to the Canada Business Corporations Act on February 24, 2000.

USE OF PROCEEDS

        The net proceeds to the Company from the Offering, after payment of the Underwriters' fee and deducting the expenses of the Offering (estimated to be C$550,000), will be C$22,884,200.

        We intend to use the net proceeds we receive from the Offering as follows: approximately C$11,500,000 to strengthen our balance sheet, approximately C$5,700,000 to fund working capital and approximately C$5,700,000 for general corporate purposes. In our industry, a strong balance sheet (in the sense of a cushion of available cash) is attractive to customers as it demonstrates the capacity to ramp up and support higher production levels. In some longer term and larger deployments, a certain amount of cash on the balance sheet is a pre-condition to qualifying to supply products. To the extent we are successful in winning more business, funds allocated to strengthening our balance sheet may be re-allocated to supporting higher levels of production, including purchases of component inventory to support our supply chain. Any amounts for general working capital remain unallocated and will be expended at the discretion of management.

        Although we intend to use the net proceeds from the Offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events and other sound business reasons, make such use necessary or prudent. See "Risk Factors".

PLAN OF DISTRIBUTION

        Pursuant to the Underwriting Agreement, we have agreed to sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Company and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the 13,850,000 Units at a price of C$1.80 per Unit, payable in cash to us against delivery of such Units.

        We have granted to the Underwriters the Over-Allotment Option exercisable in whole or in part, to purchase up to 2,077,500 Over-Allotment Units at the Offering Price per Additional Unit for a period of 30 days from and including the Closing Date to cover over-allotments, if any, and for market stabilization purposes. Each Over-Allotment Unit consists of one Over-Allotment Share and one Over-Allotment Warrant. Each whole Over-Allotment Warrant entitles the holder thereof to purchase one Over-Allotment Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is 24 months after the Closing Date at a price of C$2.25 per Over-Allotment Warrant Share. The Over-Allotment Warrants will be transferable. The Over-Allotment Option may be exercised by the Underwriters to acquire either: (i) Over-Allotment Units at the Offering Price; (ii) Over-Allotment Warrants at a price of C$0.20 per Over-Allotment Warrant; (iii) Over-Allotment Shares at a price of C$1.70 per Over-Allotment Share; or (iv) any combination of Over-Allotment Units, Over-Allotment Warrants and Over-Allotment Shares, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants that may be issued under the Over-Allotment Option does not exceed 2,077,500 Over-Allotment Shares and 1,038,750 Over-Allotment Warrants. If the Over-Allotment Option is exercised in full for Additional Units, the price to the public, underwriters' fee and net proceeds to us will be C$28,669,500, C$1,720,170 and C$26,949,330, respectively.

        The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of the assessment of the state of the financial markets and upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any Units are purchased under the Underwriting Agreement. The Underwriters, as principal, conditionally offer the Units and any additional Units that may be issued on exercise of the Over-Allotment Option, subject to prior sale, if, as and when issued by us and accepted by the Underwriters, subject to approval of certain legal matters, including the conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers' certificates and legal opinions.

        The Offering is being made concurrently in each of the provinces of Canada (except Quebec) and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in Canada and the United States. The Units will be offered in Canada and the United States through the Underwriters either directly or through their Canadian or U.S. broker-dealer affiliates or agents, as applicable. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

        The Offering Price of the Units for all investors will be payable in Canadian dollars. All of the proceeds of the Offering will be paid to the Company by the Underwriters in Canadian dollars.

        Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, it is expected that the Company will arrange for an instant deposit of the Offered Shares and Warrants to or for the accounts of the Underwriters with CDS or DTC on the Closing Date, against payment of the aggregate purchase price for the Units. A purchaser of Units will receive only a customer confirmation from the registered dealer through which the Units are purchased.

        The Company expects that delivery of the Offered Shares and the Warrants will be made against payment therefor on or about the Closing Date which will be the fifth business day (in the United States) following the date of pricing of the Units (such settlement cycle being referred to as "T+5"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares or Warrants prior to the Closing Date may be required to specify an alternative settlement cycle at the tie of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares or Warrants prior to the Closing Date should consult their own advisors.

        The Offering Price of the Units and the Exercise Price of the Warrants were determined based on arm's length negotiations between us and the Underwriters with reference to the prevailing market price of the Common Shares.

Underwriters' Fee and Expenses

        We have agreed to pay a cash commission to the Underwriters in the amount equal to 6% (C$0.108 per Unit sold) of the gross proceeds of the sale of the Units in consideration for services rendered (including for certainty, on any proceeds received in respect of the exercise of the Over-Allotment Option). The aggregate commission payable to the Underwriters upon closing of the Offering will be C$1,495,800 (not including any exercise of the Over-Allotment Option).

        The Underwriters propose to offer the Units initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Units at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Company.

        We have also agreed to reimburse the Underwriters for their reasonable fees and expenses incurred in connection with the Offering subject to certain limitations, including the reasonable, actual and documented fees and disbursements of independent counsel to the Underwriters up to an amount not to exceed U.S.$125,000, without our prior written consent.

Indemnity and Contribution

        We have agreed to indemnify the Underwriters, and certain related parties, against certain liabilities, relating to, caused by, resulting from, arising out of or based upon, directly or indirectly, the Underwriters' activities in connection with the Offering; provided however that we shall not be required to indemnify any such person to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, expenses, claims, damages or liabilities were caused by the fraud, gross negligence, wilful misconduct or bad faith of such persons.

Future Issue of Securities

        We have also agreed with the Underwriters not to issue, offer for sale, contract or agree to sell, pledge, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or announce any intention to do any of the foregoing, other than: (a) any Common Shares issuable upon exercise of options or warrants outstanding on the date hereof; (b) the securities to be issued pursuant to or in connection with the Offering; or (c) any Common Shares issued or options to purchase Common Shares (provided not exercisable during the lock-up period) granted pursuant to our existing stock option plans or purchase plans referred to (including by way of incorporation by reference) in this Prospectus Supplement, during the period beginning on July 25, 2014 and ending 90 days after the Closing Date without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

        Pursuant to the Underwriting Agreement, our executive officers and directors are subject to lock-up agreements that prohibit such persons from selling, transferring or exercising any options to acquire Common

Shares for a period of 90 days following the Closing Date. The lock-up agreements do not prohibit our directors and executive officers from transferring Common Shares for bona fide estate or tax planning purposes, subject to the transferee being subject to the same lock-up terms, or pursuant to a bona fide third party take-over bid or similar acquisition transaction.

        The 90-day lock-up period applicable to us and our executive officers and directors is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Underwriters waive the extension in writing.

Price Stabilization and Short Positions

        Pursuant to policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions for bids or purchases made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, including: (a) market stabilization or market balancing activities on the TSX where the bid for or purchase of securities is for the purpose of maintaining a fair and orderly market in the securities, subject to price limitations applicable to such bids or purchases; (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriters, or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period.

        Until the distribution of the Units is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may over-allot or engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the Exchange Act.

        If the Underwriters create a short position in the Common Shares in connection with the Offering, i.e., if they sell more Units than are listed on the face page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. Purchases of Common Shares to stabilize the price may cause the price of the Common Shares to be higher than it might be in the absence of such purchases.

        Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither we nor the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Stock Exchange Listing

        The Common Shares are listed on the TSX and NASDAQ. We have applied to list the Offered Shares and the Warrant Shares on the TSX and NASDAQ. We have applied to list the Warrants on the TSX and NASDAQ. Listing will be subject to our fulfillment of all of the listing requirements of the TSX and NASDAQ, respectively. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. There can be no assurance that an active public market will develop or be sustained after completion of the Offering. If a public market does not develop or cannot be sustained, this may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See "Risk Factors".

 DESCRIPTION OF SECURITIES BEING DISTRIBUTED

        The Offering consists of 13,850,000 Units. Each Unit will consist of one Offered Share and one half of one Warrant. Each Warrant will entitle the holder to purchase one Warrant Share at the Exercise Price at any time following the Closing Date until 5:00 p.m. (Toronto time) on the date that is 24 months after the Closing Date.

Offered Shares and Warrant Shares

        The Offered Shares and the Warrant Shares will have all of the characteristics, rights and restrictions of the Common Shares. We are authorized to issue an unlimited number of Common Shares, of which 58,569,894 Common Shares are issued and outstanding as of the date of this Prospectus Supplement. There are options outstanding to purchase up to 4,164,571 Common Shares at prices ranging from C$1.21 to C$13.74 and 2,714,750 warrants outstanding that were issued in connection with the public offering of units completed on September 23, 2013 (see "Consolidated Capitalization"). Each of our Common Shares entitles its holder to notice of, and to one vote at, all meetings of our shareholders. Each of our Common Shares carries an entitlement to receive dividends if, as and when declared by our board of directors. In the event of our liquidation, dissolution or winding-up, our net assets available for distribution to our shareholders will be distributed rateably among the holders of our Common Shares. There are no pre-emptive, conversion or redemption rights attached to our Common Shares.

Warrants

        The Warrants will be created and issued pursuant to, and governed by, the terms of the Warrant Indenture between us and Computershare Trust Company of Canada (the "Warrant Agent"), to be entered into and dated as of the Closing Date. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Indenture, which is incorporated by reference in its entirety into the Prospectus (as supplemented hereby). Reference is made to the Warrant Indenture, a form of which has been filed by us on SEDAR under our profile at www.sedar.com and with the SEC on a Form 6-K, for the full text of the attributes of the Warrants. Following the closing of the Offering we will file an executed copy of the Warrant Indenture on SEDAR and with the SEC. We have appointed the principal transfer offices of the Warrant Agent in Toronto, Ontario and Denver, Colorado as the locations at which Warrants may be surrendered for exercise or transfer.

        The Offered Shares and the Warrants comprising the Units will separate immediately upon closing of the Offering. In the event the number of Warrants to be issued to a purchaser under the Offering would result in such holder being issued a fractional Warrant then the number of Warrants to be issued to such holder under the Offering shall be rounded down to the nearest whole number. Each Warrant will entitle the holder to purchase one Warrant Share at a price of C$2.25. The Exercise Price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. The Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on that date which is 24 months after the Closing Date (the "Expiry Date"), after which time the Warrants will expire and become null and void. The Exercise Price for the Warrants is payable in Canadian dollars. The Warrant Indenture provides that, subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, we will be entitled to purchase on any stock exchange, in the open market, by private contract or otherwise, all or any of the Warrants then outstanding and any Warrants so purchased will be cancelled.

        Holders of Warrants may, instead of exercising their Warrants to subscribe for Warrant Shares, sell or transfer their Warrants. Holders of Warrants who hold through participants in CDS or DTC participants and who wish to sell or transfer their Warrants must do so in the same manner in which they sell or transfer Common Shares, namely, by providing instructions to the CDS participant or DTC participant, as the case may be, holding their Warrants in accordance with the policies and procedures of the CDS participant or DTC participant, as applicable. We have applied to list the Warrants distributed under this Prospectus Supplement on the TSX and we intend to apply to list the Warrants distributed under this Prospectus Supplement on NASDAQ, and we have applied to list the Warrant Shares issuable upon the exercise of the Warrants on the TSX and NASDAQ. The listing of the Warrants is subject to approval by the TSX and NASDAQ and our fulfillment of all of the listing requirements of the TSX and NASDAQ, respectively. The listing of the Warrant Shares is subject to the approval of the TSX and NASDAQ and our fulfillment of the listing requirements of the TSX and NASDAQ, respectively.

        The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the Exercise Price per Warrant Share upon the occurrence of certain events, including: (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course); (ii) the subdivision, redivision or change of the Common Shares into a greater number of shares; (iii) the consolidation, reduction or combination of the Common Shares into a lesser number of shares; (iv) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period of not more than 90 days from such record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and (v) the issuance or distribution to all or substantially all of the holders of the Common Shares of (a) shares of any class other than the Common Shares, (b) certain other rights, options or warrants, (c) evidences of indebtedness, or (d) certain other cash, securities or other property (other than a dividend paid in the ordinary course).

        The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or Exercise Price, as applicable, in the event of the following additional events: (1) reclassifications of the Common Shares or a capital reorganization of the Company (other than as described in clauses (i) to (iii) above); (2) any merger, consolidation, arrangement or amalgamation of the Company; or (3) the liquidation or dissolution of the Company.

        No adjustment will be made in the right to acquire Common Shares attached to the Warrants if an issue of Common Shares is being made in connection with a share incentive plan for the benefit of our directors, officers, employees, consultants or other service providers or the satisfaction of existing instruments issued as of the date of the Warrant Indenture.

        We will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, we will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the Exercise Price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

        No fractional Warrant Shares will be issued or otherwise provided pursuant to the Warrant Indenture. The Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights, redemption or any other rights which holders of Common Shares have.

        The Warrant Indenture also provides that we will use our commercially reasonable efforts to maintain the effectiveness of the U.S. Registration Statement or otherwise have an effective registration statement filed with the SEC relating to the Warrant Shares effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent our amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume our obligations under the Warrant Indenture). If no such registration statement is effective, no person holding Warrants will be permitted to exercise Warrants, unless an exemption from the registration requirements of the United States Securities Act of 1933, as amended, is available. If no such registration statement is effective, we will notify the Warrant Agent in accordance with the provisions of the Warrant Indenture. The Warrant Indenture provides that if there is no effective registration statement filed with the SEC relating to the Warrant Shares issuable upon exercise of the Warrants issued to purchasers in this Offering, then such Warrants must be exercised by means of a "cashless exercise" in which the holder will be entitled to surrender a portion of the Warrant Shares subject to the Warrant in lieu of cash for the exercise price.

        From time to time we, along with the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment, modification, arrangement or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy holding at least 5% of the aggregate number of Common Shares that could be acquired and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of Common Shares that could be acquired at the meeting and voted on a poll upon such resolution; or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 51% of the aggregate number of Common Shares that could be acquired.

Acquisition Event

        The occurrence of an "Acquisition Event" (as defined in the Warrant Indenture) will have important consequences for holders of Warrants.

        An "Acquisition Event" means (i) any merger, consolidation, arrangement or amalgamation of the Company or the liquidation or dissolution of the Company; or (ii) any take-over bid, tender offer or share exchange offer; or (iii) any direct or indirect sale, lease, transfer, conveyance or other disposition in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole (other than a transfer of assets among the Company and its subsidiaries); or (iv) any other transaction or series of transactions, the result of which is that: (A) any person (as defined in the Warrant Indenture) or group of persons acting jointly or in concert become the beneficial owners, directly or indirectly, of more than 50% of the "Voting Shares" (as defined in the Warrant Indenture) of the Company; or (B) all or substantially all of the holders of the Voting Shares of the Company immediately prior to such event, cease to own, directly or indirectly, at least a majority of the Voting Shares of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such event, the parent corporation of such surviving or resulting corporation; or (C) any person or group of persons acting jointly or in concert become the beneficial owners, directly or indirectly, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole.

        Upon the consummation of an Acquisition Event, the Company or any acquirer of the Company or its business is required to purchase, and each holder of Warrants is required to sell to the purchaser, all Warrants that on the consummation of the Acquisition Event have not been exercised (the "Remaining Warrants"). The purchase price for the Remaining Warrants will be cash (less any applicable withholding taxes) in an amount equal to the "Black Scholes Value" (as defined in the Warrant Indenture) of the Remaining Warrants.

        "Black Scholes Value" means the value of the Remaining Warrant, which value is calculated using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of the date of consummation of the Acquisition Event for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the Acquisition Event and the Expiry Date; (B) an expected volatility equal to 35%; (C) the underlying price per share used in such calculation will be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration (as determined in good faith by our directors), if any, being offered in such Acquisition Event; and (D) a remaining option time equal to the time between the date of the public announcement of the Acquisition Event and the Expiry Date.

        We will also covenant in the Warrant Indenture that, so long as any Warrant remains outstanding, we will give notice to holders of Warrants of an Acquisition Event, at least 14 days prior to the expected date of consummation of the Acquisition Event. The holders of Warrants will be permitted to make any exercise of the Warrants conditional on the consummation of the Acquisition Event.

        In the event that on or before the consummation of an Acquisition Event a holder of Warrants has failed to take all necessary steps to sell its Remaining Warrants as required by the Warrant Indenture, and we (or an acquirer) deposits or causes to be deposited the Black Scholes Value of the Remaining Warrants (less applicable withholding taxes) with any trust company or chartered bank in Canada for the account of the holder, effective on such deposit the Remaining Warrants will terminate. On termination, the holder will not have any further rights against us or any other person except, on surrender of the certificates for such Remaining Warrants, to receive the Black Scholes Value of the Remaining Warrants (less applicable withholding taxes) held on deposit.

        These rights and obligations have been included in the Warrant Indenture to provide for the purchase or expiry of any Warrants that remain unexercised on the consummation of an Acquisition Event, so that after an Acquisition Event no Warrants will be outstanding.

        Despite these provisions, an acquirer of the Company or our business in an Acquisition Event could choose to make an offer to holders of Warrants to assume all of the Warrants. The Warrant Indenture provides that holders of Warrants may by an extraordinary resolution assent to such an offer. The Warrant Indenture does not require an acquirer to make such an offer, and there can be no assurance that such an offer would be made by an acquirer.

CONSOLIDATED CAPITALIZATION

        There has been no material change in our share capital on a consolidated basis since May 31, 2014, being the date of our most recently filed unaudited consolidated financial statements incorporated by reference in this Prospectus Supplement.

        As a result of the issuance of the Units which may be distributed under this Prospectus Supplement, our share capital will increase by C$22,884,200 after deducting the Underwriters' fee and the estimated expenses of the Offering (assuming no exercise of the Warrants).

Adjustment of the Exercise Price of the Existing Warrants

        In connection with the public offering of units completed on September 23, 2013 (the "2013 Offering"), we issued 11,910,000 Common shares and 8,932,500 warrants (the "2013 Warrants") for proceeds, before deducting fees and expenses, of approximately U.S.$25.0 million. As a result of the cashless exercise of some of the 2013 Warrants, 2,714,750 2013 Warrants remain outstanding. The 2013 Warrants contain anti-dilution provisions, which provide that if we issue or sell, or are deemed to issue or sell, any Common Shares (or securities convertible into Common Shares) for a consideration per share (as defined in the 2013 Warrant) less than a price equal to the exercise price of the outstanding 2013 Warrants in effect immediately before such issue or sale (or deemed issuance or sale), then the exercise price of the remaining 2013 Warrants will be reduced to the amount of such consideration per share (as defined in the 2013 Warrant). Upon the closing of the Offering, the exercise price of the remaining outstanding 2013 Warrants will be reduced in accordance with these provisions. This reduced price will apply to both standard exercises in which the exercise price is payable in cash, and the calculation of the "cashless exercise" feature of the 2013 Warrants. The Company expects the additional dilution (based on shares outstanding after the Offering) resulting from such adjustment to be in the range of 0% to 2%, depending among other factors on prevailing market prices when the 2013 Warrants are exercised. See "Risk Factors — The exercise price of our currently outstanding warrants to purchase our Common Shares will be reduced in connection with this Offering".

 PRIOR SALES

        During the 12 month period before the date of this Prospectus Supplement, we have issued Common Shares and securities convertible into Common Shares as follows:

Date	Price per Security/Exercise Price per Security	Number of Securities
Common Shares
Issued pursuant to the exercise of options:
July 23, 2013	U.S.$1.27	2,550
July 26, 2013	U.S.$1.27	245
August 13, 2013	U.S.$2.90	393
August 16, 2013	U.S.$2.84	812
August 16, 2013	U.S.$1.30	771
August 19, 2013	U.S.$1.30	1,400
August 22, 2013	U.S.$1.30	500
January 21, 2014	U.S.$1.26	79,799
January 22, 2014	U.S.$1.26	5,700
January 23, 2014	U.S.$1.26	4,500
January 24, 2014	U.S.$1.26	500
January 27, 2014	U.S.$1.26	73,479
January 28, 2014	U.S.$1.26	77,260
January 29, 2014	U.S.$1.26	3,190
January 30, 2014	U.S.$1.26	4,550
January 31, 2014	U.S.$1.26	5,005
Issued pursuant to the ESPP:
July 31, 2013	U.S.$3.12	1,581
August 31, 2013	U.S.$2.80	2,616
September 30, 2013	U.S.$1.91	2,527
October 31, 2013	U.S.$1.01	3,355
November 30, 2013	U.S.$1.25	3,860
December 31, 2013	U.S.$1.38	3,445
January 31, 2014	U.S.$1.63	4,361
February 28, 2014	U.S.$1.39	3,327
March 31, 2014	U.S.$1.39	3,384
April 30, 2014	U.S.$1.34	2,038
May 31, 2014	U.S.$1.40	3,429
June 30, 2014	U.S.$1.89	2,587
Issued pursuant to the 2013 Offering:	U.S.$2.10 (per unit)	11,910,000

Date	Price per Security/Exercise Price per Security		Number of Securities
Issued pursuant to the exercise of 2013 Warrants:
November 14, 2013	—	(1)	36,234
November 18, 2013	—	(1)	660,826
November 19, 2013	—	(1)	151,157
November 20, 2013	—	(1)	1,046,823
November 21, 2013	—	(1)	289,073
November 22, 2013	—	(1)	495,346
November 26, 2013	—	(1)	50,235
November 27, 2013	—	(1)	50,048
December 4, 2013	—	(1)	724,831
December 9, 2013	—	(1)	1,497,513
December 10, 2013	—	(1)	2,037,363
December 17, 2013	—	(1)	53,073
December 18, 2013	—	(1)	29,427
January 3, 2014	—	(1)	131,137
January 15, 2014	—	(1)	63,259
January 22, 2014	—	(1)	383,664
March 11, 2014	—	(1)	199,388
May 28, 2014	—	(1)	274,258
June 4, 2014	—	(1)	76,063
Warrants
Issued pursuant to the 2013 Offering:	U.S.$2.70	(2)	8,932,500
Options
October 9, 2013	C$2.07		406,100
October 21, 2013	C$1.68		6,500
November 11, 2013	C$1.68		2,000
November 18, 2013	C$1.68		2,000
November 19, 2013	C$1.21		530,000
January 2, 2014	C$1.68		2,000
January 13, 2014	C$1.68		7,850
February 3, 2014	C$1.47		500
February 17, 2014	C$1.47		1,000
February 18, 2014	C$1.47		2,000
March 17, 2014	C$1.47		4,600
March 31, 2014	C$1.47		10,000
April 7, 2014	C$1.47		4,500
April 22, 2014	C$1.47		1,100
May 5, 2014	C$1.47		2,000
May 20, 2014	C$2.15		2,000
June 2, 2014	C$2.15		1,000
June 16, 2014	C$2.15		1,000
July 7, 2014	C$2.15		2,000
July 21, 2014	C$2.15		1,023,176

(1)
The 2013 Warrants were exercised on a cashless basis.

(2)
The exercise price of the outstanding 2013 Warrants is subject to adjustment in certain circumstances. It is expected that this Offering will result in an exercise price adjustment to the 2013 Warrants. See "Risk Factors — The exercise price of our currently outstanding warrants to purchase our Common Shares will be reduced in connection with this Offering". See also "Adjustment of the Exercise Price of the Existing Warrants".

 TRADING PRICE AND VOLUME

        The following table sets forth the high and low closing prices and the aggregate volume of trading of our Common Shares on the TSX during the 12 month period before the date of this Prospectus Supplement:

Month	High	Low	Aggregate Volume
	(C$)	(C$)
July 2014 (1 – 24) 2014	2.53	2.00	6,161,030
June 2014	2.24	1.34	3,635,835
May 2014	1.52	1.20	1,459,725
April 2014	1.59	1.37	595,464
March 2014	1.82	152	856,293
February 2014	1.67	1.51	756,068
January 2014	2.00	1.51	2,853,605
December 2013	1.54	1.28	992,248
November 2013	1.45	1.15	1,312,200
October 2013	2.17	1.47	3,627,055
September 2013	3.04	1.90	1,042,654
August 2013	3.40	2.77	291,747
July 2013	3.60	2.76	610,745

        The closing price per Common Share on the TSX on July 24, 2014 was C$2.00.

        The following table sets forth the high and low closing prices and the aggregate volume of trading of the Common Shares on NASDAQ during the 12 month period before the date of this Prospectus Supplement:

Month	High	Low	Aggregate Volume
	(U.S.$)	(U.S.$)
July 2014 (1 – 24) 2014	2.37	1.91	21,931,234
June 2014	2.10	1.27	30,972,230
May 2014	1.40	1.10	7,526,151
April 2014	1.43	1.25	3,377,909
March 2014	1.64	1.37	7,141,296
February 2014	1.52	1.36	6,038,514
January 2014	1.80	1.42	22,464,662
December 2013	1.46	1.21	16,855,936
November 2013	1.39	1.10	16,729,300
October 2013	2.09	1.40	11,464,980
September 2013	2.90	1.85	7,585,011
August 2013	3.32	2.70	1,843,610
July 2013	3.49	2.61	4,145,426

        The closing price per Common Share on NASDAQ on July 24, 2014 was U.S.$1.86.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This section describes the material United States federal income tax considerations of the acquisition, ownership and disposition of the Offered Shares, Warrants and Warrant Shares. This summary addresses only persons or entities that are "U.S. Holders" (as defined below). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from or relating to the acquisition, ownership, and disposition of the Offered Shares, Warrants or Warrant Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences or the alternative minimum tax provisions of the Code (as defined below). Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares.

        This section does not apply to you if you are a member of a class of holders subject to special rules, including, but not limited to:

  •
  U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

  •
  U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

  •
  U.S. Holders who are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method;

  •
  U.S. Holders who have a "functional currency" other than the U.S. dollar;

  •
  U.S. Holders who own Offered Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

  •
  U.S. Holders that use Offered Shares, Warrants or Warrant Shares as security for a loan;

  •
  U.S. Holders who acquired Offered Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services;

  •
  U.S. Holders who hold Offered Shares, Warrants or Warrant Shares other than as capital assets within the meaning of Section 1221 of the Code;

  •
  U.S. expatriates or former longer-term residents of the U.S.; and

  •
  U.S. Holders who own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares.

        This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), all as in effect on the date of this Offering, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

        This summary is not binding upon the Internal Revenue Service (the "IRS") and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that one or more of the tax considerations described in this summary will not be challenged by the IRS or a U.S. court.

        If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the Offered Shares, Warrants or Warrant Shares, the United States federal income tax treatment of a partner (or member) will generally depend on the status of the partner and the tax treatment of the partnership (or other entity). A partner in a partnership (or member of such other entity) holding the Offered Shares, Warrants or Warrant Shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Units.

        You are a "U.S. Holder" if you are a beneficial owner of an Offered Share, Warrant or Warrant Share and you are:

  •
  an individual who is a citizen or resident (including a lawful permanent resident alien holding a green card) of the United States as determined for U.S. federal income tax purposes;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more United States persons are authorized to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        The United States federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares, Warrants and Warrant Shares can be very complex and, in certain cases, uncertain or potentially unfavourable to a U.S. Holder. Accordingly, each prospective investor considering an acquisition of, or who acquires Units pursuant to this Offering is strongly urged to consult its own tax advisor with respect to the United States federal, state or local income and alternative minimum tax, United States federal estate or gift, or foreign tax consequences of such acquisition, ownership and disposition of Offered Shares, Warrants and Warrant Shares in light of its own particular facts and circumstances.

Allocation of Offering Price

        Because the components of a Unit are immediately separable, the purchaser of a Unit generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying Offered Share and Warrant components of the Unit. For U.S. federal income tax purposes, each purchaser of a Unit generally must allocate the purchase price of a Unit between the Offered Share and the Warrant that comprise the Unit based on the relative fair market value of each at the time of issuance. The price allocated to each Offered Share and the Warrant generally will be the holder's tax basis in such Offered Share or Warrant, as the case may be. Each U.S. Holder is advised to consult its own tax advisor regarding the risks associated with an investment in a Unit (including alternative characterizations of a Unit) and regarding an allocation of the purchase price between the Offered Share and the Warrant that comprise a Unit. The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Taxation of Exercise, Sale, Redemption or Expiration of Warrant

        Generally, no U.S. federal income tax will be imposed upon the U.S. Holder of a Warrant upon exercise of such Warrant to acquire Warrant Shares. A U.S. Holder's tax basis in a Warrant will generally be the amount of the purchase price that is allocated to the Warrant as described above. Upon exercise of a Warrant, the tax basis of the Warrant Shares acquired thereby would be equal to the sum of the tax basis of the Warrant in the hands of the U.S. Holder plus the exercise price paid, and the holding period of the new Warrant Share would begin on the date that the Warrant is exercised.

        In general, if you are a U.S. Holder of a Warrant, you will recognize a gain or loss upon the sale, qualifying redemption or other taxable disposition of the Warrant (provided that the Warrant Shares to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder) in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the Warrant. If a Warrant lapses without exercise, the U.S. Holder will generally realize a capital loss equal to its tax basis in the Warrant. Prospective U.S. Holders should consult their tax advisors regarding the tax consequences of acquiring, holding and disposing of Warrants.

Taxation of Distributions on Offered Shares and Warrant Shares

        Under the U.S. federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, if you are a U.S. Holder, a distribution of cash to an Offered Share or Warrant Share, generally will be included in your gross income as a dividend (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of our current or accumulated "earnings and profits" (as computed under United States federal income tax rules).

        If you are a non-corporate U.S. Holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a maximum tax rate of 20% provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Offered Shares and Warrant Shares should be qualified dividend income provided that we are not a PFIC in the year the dividend is paid or the previous taxable year.

        The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. Holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

        To the extent that a distribution paid on the Offered Shares or Warrant Shares is in excess of our current and accumulated "earnings and profits" (as determined for U.S. federal income tax purposes), such distribution generally will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the Offered Shares or Warrant Shares, as the case may be, with any excess treated as a gain from the sale or exchange of such shares.

        A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to distributions by us generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate.

        For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either "passive category" or "general category" income for purposes of computing the foreign tax credit allowable to you. However, the amount of a distribution with respect to the Offered Shares or Warrant Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, potentially resulting in a reduced foreign tax credit allowance to a U.S. Holder. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Taxation of Sale, Exchange or other Taxable Disposition of Offered Shares or Warrant Shares

        Subject to the PFIC rules discussed below, if you are a U.S. Holder and you sell or otherwise dispose of your Offered Shares or Warrant Shares, you will recognize gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount that you realize and your tax basis, determined in United States dollars, in such shares. Any such gain or loss will be capital gain or loss if the shares are held by you as capital assets. Any such gain or loss generally will be United States source income or loss for purposes of applying the United States foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as "foreign source" under the Convention and such U.S. Holder elects to treat such gain as "foreign source". Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 20% where the U.S. Holder has a holding period greater than one year. Deductions for capital losses are subject to limitations.

PFIC Rules

        A non-U.S. corporation will be a passive foreign investment company, or "PFIC", for U.S. federal income tax purposes for any taxable year, if either (i): 75% or more of its gross income for such year consists of certain types of "passive" income or (ii): 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's unhooked intangibles associated with active business activities may generally be classified as active assets. A non-U.S. corporation will be treated as owning a proportionate share of the assets, and earning a proportionate share of the income, of any other corporation in which such non-U.S. corporation owns, directly or indirectly, more than 25% (by value) of the stock of such other corporation.

        We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets, there can be no assurance that we will not be considered a PFIC for any taxable year. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash raised in this offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. Holder held Offered Shares, Warrants or Warrant Shares, as discussed below certain adverse tax consequences could apply to the U.S. Holder.

        If we were treated as a PFIC for any taxable year during which a U.S. Holder held Offered Shares, Warrants or Warrant Shares, gain recognized by a U.S. Holder on a sale or other disposition of such Offered Shares, Warrants or Warrant Shares would be allocated ratably over the U.S. Holder's holding period for such Offered Shares, Warrants or Warrant Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of Offered Shares or Warrant Shares to the extent it exceeds 125% of the average of the annual distributions on such Offered Shares or Warrant Shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Offered Shares, or Warrant Shares.

        In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        The PFIC rules are complex and in certain cases, uncertain. Each U.S. Holder is strongly urged to consult its tax advisor regarding application and operation of the PFIC rules, including the availability and advisability of, and procedure for, making the Mark-to-Market and/or QEF Elections.

Additional Tax on Passive Income

        Certain individuals, estates and trusts whose income exceeds certain thresholds are required to pay a 3.8% tax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Offered Shares, Warrants and Warrant Shares.

Backup Withholding and Information Reporting

        Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders who acquire Offered Shares, Warrants or Warrant Shares should consult with their own tax advisors regarding the requirements for filing information returns.

        If the holder is a non-corporate U.S. Holder, then payments to it made within the United States, or by a United States payor or United States middleman, of dividends on or proceeds arising from the sale or other taxable disposition of Offered Shares, Warrants or Warrant Shares, generally will be subject to information reporting and backup withholding (currently at the rate of 28%), where such U.S. Holder fails to furnish its correct United States taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be refunded (or credited against its United States federal income tax liability, if any) provided the required information is furnished to the

IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the backup withholding tax.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Dentons Canada LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to an investor (a "Holder") who acquires Units pursuant to the Offering and who, for the purposes of the Tax Act, and at all relevant times, (a) will hold: (i) the Offered Shares and Warrants acquired pursuant to the Offering, and (ii) Warrant Shares acquired upon the exercise of the Warrants, as capital property, and (b) deals at arm's length with and is not affiliated with the Company, the Underwriters or a subsequent purchaser of such securities.

        Generally, the Offered Shares, Warrants and the Warrant Shares will be considered to be capital property to a Holder provided that the Holder does not hold such securities in the course of carrying on a business of trading or dealing in securities and has not acquired such securities in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary does not apply to: (i) a Holder that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act, (ii) a Holder an interest in which is a "tax shelter investment" as defined in the Tax Act, (iii) a Holder that is a "specified financial institution" as defined in the Tax Act, (iv) a Holder that makes or who has made a "functional currency" reporting election under section 261 of the Tax Act, (v) a Holder that is exempt from tax under Part I of the Tax Act, or (vi) a Holder that has, or will, enter into, with respect to the Offered Shares, Warrants or Warrant Shares, a "derivative forward agreement" or "synthetic disposition arrangement" as those terms are defined in the Tax Act. This summary does not address the deductibility of interest by a Holder who borrows money to acquire the Units. Such Holders should consult their own tax advisors.

        Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules (the "FAD Rules") in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Units.

        This summary is based on the current provisions of the Tax Act and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") as of the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to a Holder acquiring Units pursuant to the Offering. Accordingly, prospective Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

        In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares, Warrants and Warrant Shares must be converted into Canadian dollars based on the daily noon rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Allocation of Offering Price

        The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Offered Share and the Warrant to determine the cost of each for purposes of the Tax Act. For our purposes, we intend to allocate C$1.70 of the Offering Price as consideration for the issue of each Offered Share and C$0.10 of the Offering Price as consideration for the issue of each one-half Warrant. Although we believe that our allocation is reasonable, it is not binding on the CRA or the Holder and counsel expresses no opinions as to such allocation. For purposes of the Tax Act, the Holder's adjusted cost base of the Offered Shares will be determined by averaging the cost allocated to the Offered Shares with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to the acquisition of Units.

Exercise of Warrants

        No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be the aggregate of the Holder's adjusted cost base of such Warrant and the Exercise Price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares, including Offered Shares, owned by the Holder as capital property immediately prior to such acquisition.

Residents of Canada

        The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times ("Canadian Holders"). Certain Canadian Holders whose Offered Shares and Warrant Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares and Warrant Shares, and all other "Canadian securities" (as defined in the Tax Act), held by such Canadian Holders in the year of the election and in all subsequent taxation years deemed to be capital property. This election does not apply to deem the Warrants to be capital property of a Canadian Holder. Canadian Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

        The expiry of an unexercised Warrant will generally result in a capital loss to the Canadian Holder equal to the adjusted cost base of the Warrant to the Canadian Holder immediately before its expiry. See the discussion below under the heading "— Capital Gains and Capital Losses".

Dividends

        A Canadian Holder will be required to include in computing its income for a taxation year any dividends received, or deemed to be received, in the year by the Canadian Holder on the Offered Shares or Warrant Shares. In the case of a Canadian Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an "eligible dividend" (as defined in the Tax Act) in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to so designate any dividend as an eligible dividend, and the Company has made no commitments in this regard. A dividend received or deemed to be received by a Canadian Holder that is a corporation will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act.

        A Canadian Holder that is or is deemed to be a "private corporation" or "subject corporation" (each as defined in the Tax Act) will generally be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act at the rate of 33 1/3% on dividends received or deemed to be received on the Offered Shares or Warrant Shares in a year to the extent such dividends are deductible in computing taxable income for the year. This tax will generally be refunded to a corporate Canadian Holder at the rate of $1.00 for every $3.00 of taxable dividends paid at a time when it was a private corporation. Canadian Holders to whom these rules may apply should consult their own tax advisors.

Dispositions of Offered Shares, Warrants and Warrant Shares

        A Canadian Holder who disposes of or is deemed to dispose of Offered Shares, Warrants or Warrant Shares (other than upon the exercise or expiry of a Warrant or on the disposition of an Offered Share or Warrant Share to the Company) generally will realize a capital gain (or a capital loss) equal to the amount by which the Canadian Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such securities to the Canadian Holder immediately before the disposition. The taxation of capital gains and losses is described below under the heading "— Capital Gains and Capital Losses".

Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain") realized by a Canadian Holder must be included in income for the taxation year of disposition and one-half of any capital loss (an "allowable capital loss") realized must be deducted by the Canadian Holder against any taxable capital gains realized in the same taxation year. Any excess of allowable capital losses over taxable capital gains for the year of disposition is generally deductible against net taxable capital gains realized in any of the three prior taxation years or in any subsequent taxation year in the circumstances and to the extent described in the Tax Act.

        The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share and a Warrant Share by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to be received by the Canadian Holder on such Offered Share or Warrant Share, or a share substituted for such share, in the circumstances and to the extent described in the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Offered Shares or Warrant Shares. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

        A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be subject to an additional refundable tax of 6 2/3% in respect of its "aggregate investment income" (as defined in the Tax Act) for the year, which includes taxable capital gains. This refundable tax generally will be refunded to a corporate Canadian Holder at the rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation.

Alternative Minimum Tax

        Capital gains realized and dividends received by a Canadian Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Canadian Holders that are individuals should consult their own tax advisors with respect to the application of alternative minimum tax.

Non-Residents of Canada

        The following section of this summary is generally applicable to Holders who (i) for purposes of the Tax Act, are not resident or deemed to be resident in Canada at any time while they hold the Offered Shares, Warrants and Warrant Shares; and (ii) do not use or hold the Offered Shares, Warrants and Warrant Shares in carrying on a business in Canada ("Non-Resident Holders"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends

        Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Offered Shares and Warrant Shares will generally be subject to Canadian withholding tax at the rate of 25%, subject to a reduction under the provisions of an applicable tax treaty or convention. In the case of a Non-Resident Holder who is a resident of the United States and entitled to benefits under the current provisions of the

Canada-U.S. Tax Convention and who is the beneficial owner of the dividend, the applicable rate of withholding tax on such dividends will generally be reduced to 15%.

Dispositions of Offered Shares, Warrants and Warrant Shares

        Generally, a Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Offered Shares, Warrants or the Warrant Shares unless such securities constitute, or are deemed to constitute, "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

        Provided that the Offered Shares and the Warrant Shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which includes the TSX and NASDAQ) at the time of disposition, the Offered Shares, Warrants and the Warrant Shares will not constitute taxable Canadian property unless at any time during the 60 month period immediately preceding the disposition the following two conditions have been met concurrently: (i) (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, (c) partnerships in which the Non-Resident Holder or persons described in (b) hold a membership interest directly or indirectly through one or more partnerships, or (d) the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class of the capital stock of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

        A Non-Resident Holder's capital gain (or capital loss) in respect of Offered Shares, Warrants or Warrant Shares that constitute or are deemed to constitute taxable Canadian property (and are not "treaty-protected property" as defined in the Tax Act) will generally be computed in the manner described above under the heading "Residents of Canada — Dispositions of Offered Shares, Warrants and Warrant Shares".

        Non-Resident Holders whose Offered Shares, Warrants or Warrant Shares may be taxable Canadian property should consult their own tax advisors.

 ELIGIBILITY FOR INVESTMENT

        In the opinion of Dentons Canada LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, based on the current provisions of the Tax Act and the Regulations, provided that the Offered Shares and Warrant Shares, as applicable, are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and the NASDAQ), the Offered Shares and Warrant Shares, as applicable, if issued on the date hereof, would be a "qualified investment" under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), tax-free savings accounts ("TFSAs"), registered education savings plans, deferred profit sharing plans or registered disability savings plans (each a "Deferred Plan"). Provided that (i) the Warrant Shares are listed on a "designated stock exchange" and that the Company is not, and deals at "arm's length" (for the purposes of the Tax Act) with each person who is, an annuitant, beneficiary, employer, holder or subscriber, as the case may be, of a particular Deferred Plan, or (ii) the Warrants are listed on a designated stock exchange, the Warrants, if issued on the date hereof, would be a "qualified investment" under the Tax Act and the Regulations for a trust governed by the particular Deferred Plan.

        Notwithstanding the foregoing, if the Offered Shares, Warrant Shares or Warrants are a "prohibited investment" (as defined in the Tax Act) for a particular TFSA, RRSP or RRIF (a "Registered Plan"), the holder or annuitant of the particular Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Offered Shares, Warrant Shares and Warrants will generally not be a "prohibited investment" for these purposes unless the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, (i) does not deal at arm's length with the Company for purposes of the Tax Act, (ii) has a "significant interest" (as defined in the Tax Act) in the Company. The Offered Shares and Warrant Shares will generally not be a "prohibited investment" if the Offered Shares or Warrant Shares, respectively, are "excluded property" as defined in the Tax Act. Holders of a TFSA and annuitants of an RRIF or RRSP should consult their own tax advisors as to whether the Offered Shares, Warrants Shares or Warrants will be a prohibited investment in their particular circumstances, including with respect to whether the Offered Shares or Warrant Shares would be "excluded property" as defined in the Tax Act.

 RISK FACTORS

Prospective purchasers of Units should consider carefully the risk factors set out herein and contained in and incorporated by reference in the accompanying Prospectus. Discussions of certain risks affecting us in connection with our business are set out under the heading "Risk Factors" in the accompanying Prospectus as well as in the documents incorporated by reference therein and herein.

The exercise price of our currently outstanding warrants to purchase our Common Shares will be reduced in connection with this Offering.

        2,714,750 of the 2013 Warrants currently remain outstanding. Prior to the completion of the Offering, each outstanding 2013 Warrant issued in connection with the 2013 Offering entitles the holder thereof to purchase one Common Share at an exercise price of U.S.$2.70, subject to adjustment as specified in the 2013 Warrant. The 2013 Warrants contain anti-dilution provisions, which provide that if we issue or sell, or are deemed to issue or sell, any Common Shares (or securities convertible into Common Shares) for a consideration per share (as defined in the 2013 Warrant) less than a price equal to the exercise price of the 2013 Warrants in effect immediately before such issue or sale (or deemed issuance or sale), then the exercise price of the remaining outstanding 2013 Warrants will be reduced to the amount of such consideration per share (as defined in the 2013 Warrant). Upon the closing of the Offering, the exercise price of the remaining outstanding 2013 Warrants will be reduced in accordance with these provisions. This reduced price will apply to both standard exercises in which the exercise price is payable in cash, and the calculation of the "cashless exercise" feature of the 2013 Warrants. The Company expects the additional dilution (based on shares outstanding after the Offering) resulting from such adjustment to be in the range of 0% to 2%, depending among other factors on prevailing market prices when the 2013 Warrants are exercised. The exercise price and number of Common Shares issuable under the 2013 Warrants may be subject to further adjustment in the future. Any such adjustments may result in dilution to purchasers of the Units.

The trading price of our Common Shares has been, and may continue to be, subject to large fluctuations.

        Our Common Shares are listed on the TSX and NASDAQ. The trading price of our Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of the Offered Shares may also fluctuate significantly, which may result in losses to investors.

There is no public market for the Warrants and there is no guarantee that the Warrants will be listed on any stock exchange.

        We have applied to list the Warrants distributed under this Prospectus Supplement on the TSX and we intend to apply to list the Warrants distributed under this Prospectus Supplement on NASDAQ. Listing is subject to the approval of the TSX and NASDAQ and our fulfillment of all of the listing requirements of the TSX and NASDAQ, respectively. There is no guarantee that we will be able to fulfill these listing requirements. There is currently no public market for the Warrants and, even if we were to obtain listing for the Warrants on the TSX and NASDAQ, there can be no assurance that we will meet the TSX or NASDAQ requirements for continued listing or that an active public market will develop or be sustained after completion of the Offering. In the event a public market for the Warrants does not develop or cannot be sustained, it is not possible to predict the price at which the Warrants will trade in the secondary market or whether such market will be liquid or illiquid. To the extent the Warrants are exercised, the number of Warrants outstanding will decrease, resulting in diminished liquidity for such remaining outstanding Warrants. A decrease in the liquidity of the Warrants may cause, in turn, an increase in the volatility associated with the price of the Warrants. To the extent that the Warrants are or become illiquid, an investor may have to exercise the Warrants to realize value.

Due to the speculative nature of warrants, there is no guarantee that it will ever be profitable for holders of the Warrants to exercise the Warrants.

        The Warrants being offered do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire Common Shares and pay an exercise price of C$2.25 per share (125% of the Offering Price), prior to 24 months from the date of issuance, after which date any unexercised Warrants will expire and have no further value. Moreover, following this Offering, the market value of the Warrants is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their public offering price. There can be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.

We have discretion with respect to the use of proceeds from this Offering.

        Management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend most of the net proceeds from this Offering in ways that our shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in the Common Shares, to influence the manner in which the net proceeds of this Offering are used. At the date of this Prospectus Supplement, we intend to use the net proceeds from this Offering as described under the heading "Use of Proceeds". However, our needs may change as our business and the industry we address evolve. As a result, the proceeds to be received in this Offering may be used in a manner significantly different from our current expectations. The failure by management to apply these funds effectively could have a material adverse effect on our business.

We may sell or issue additional Common Shares in the future, causing dilution of your equity interest.

        If we require additional funds in the future and raise such funds by issuing additional equity securities, especially at prices lower that the price of the Units offered under this Prospectus Supplement, such financing will dilute the equity interests of our current shareholders, including purchasers who acquire Units pursuant to this Prospectus Supplement.

LEGAL MATTERS AND INTEREST OF EXPERTS

        Certain legal matters relating to the Offering will be passed upon on our behalf by Dentons Canada LLP, with respect to Canadian legal matters, and by DLA Piper LLP (US), with respect to U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to U.S. legal matters.

        As at the date hereof, the partners and associates of Dentons Canada LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Company. As at the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Company. Our auditors, Ernst & Young LLP, have advised us that they are independent within the meaning of Rule 3520 of the Public Company Accounting Oversight Board, Auditor Independence and the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of their province for the particulars of these rights or consult with a legal advisor.

        Original purchasers of Warrants, which are exercisable for Common Shares, will have a non-assignable contractual right of rescission, exercisable against us in respect of the exercise of such Warrants. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon exercise, upon surrender of the underlying Common Shares issued thereby, in the event that the Prospectus (as supplemented hereby) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the Warrant under the Prospectus (as supplemented hereby); and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Warrant under the Prospectus (as supplemented hereby), following which this contractual right of rescission will be null and void. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law. Original purchasers of Warrants are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus (as supplement hereby) is limited, in certain provincial securities legislation, to the price at which the Warrants, which are exercisable for Common Shares, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the Warrant, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal advisor.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada (except Quebec) that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state of the United States.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of DragonWave Inc. c/o 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9, telephone (613) 599-9991, facsimile (613) 599-4265, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	August 29, 2013

DragonWave Inc.

U.S.$80,000,000

Debt Securities
Common Shares
Warrants
Subscription Receipts
Units

We may offer and issue from time to time debt securities ("Debt Securities"), common shares ("Common Shares"), warrants to purchase Common Shares or Debt Securities ("Warrants"), subscription receipts ("Subscription Receipts") and/or units comprised of one or more securities described herein in any combination ("Units" and, together with Debt Securities, Common Shares, Warrants and Subscription Receipts, "Securities") for an aggregate initial offering price (or equivalent thereof in one or more non-U.S. currencies) of up to U.S.$80,000,000 during the 25 month period that this short form base shelf prospectus, including any amendments hereto (the "Prospectus"), is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

We are permitted, as a foreign issuer in the United States, under a multijurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States.

You should be aware that the purchase of Securities may have tax consequences both in the United States and Canada. This Prospectus and any applicable Prospectus Supplement may not describe these tax consequences fully. You should consult with your own tax advisors and read the tax discussion in this Prospectus and any applicable Prospectus Supplement.

Enforcement of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated in Canada, our principal executive offices are located in Canada, all of our directors and executive officers and most of the experts named in this Prospectus, including our independent public accounting firm, reside principally outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States.

We have appointed an agent for service of process in the United States, but it may not be possible to effect service in the United States on our directors, executive officers, public accounting firm and other experts who reside outside of the United States. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against us or those persons.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

The specific terms of the Securities offered under any particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (a) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, terms for redemption or retraction (if any), exchange or conversion terms (if any), whether the debt is senior or subordinated, and any other terms specific to the Debt Securities being offered; (b) in the case of Common Shares, the number of shares offered, the offering price, and any other terms specific to the Common Shares being offered; (c) in the case of Warrants, the offering price, designation, number and terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered; (d) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms, conditions and procedures pursuant to which the holders thereof will become entitled to receive Securities and any other terms specific to the Subscription Receipts being offered, and (e) in the case of Units, the number of Units offered, the offering price, the Securities comprising the Units, and any other terms specific to the Units being offered.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Our Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol DWI and on the NASDAQ Global Select Market ("NASDAQ") under the symbol DRWI.

There is currently no market through which the Debt Securities, Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See "Risk Factors".

Unless otherwise specified in any applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts and the Units will not be listed on any securities exchange.

We may offer and sell Securities to or through underwriters or dealers purchasing as principals and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will identify each underwriter, dealer or agent engaged by us in connection with the sale of such issue and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including to the extent applicable, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See "Plan of Distribution".

In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

No underwriter or dealer in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Our head and registered office is 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9.

 GENERAL MATTERS

        Unless the context otherwise requires, all references in this Prospectus to the "Company", "we", "us" and "our" refer to DragonWave Inc.

        This Prospectus is part of a registration statement on Form F-10 (the "U.S. Registration Statement") relating to our Securities that we filed with the SEC. Under the U.S. Registration Statement, we may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate initial offering price of U.S.$80,000,000. This Prospectus, which constitutes part of the U.S. Registration Statement, provides you with a general description of the Securities that we may offer. Each time we sell Securities under the U.S. Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading "Where You Can Find More Information". This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. U.S. persons should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to us and the Securities.

        We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP"), which may differ from generally accepted accounting principles which are in effect from time to time in Canada, including the International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements incorporated by reference in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated by reference in this Prospectus or in any applicable Prospectus Supplement may not be comparable to financial statements of other Canadian companies.

        Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Secretary by contacting us at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9, telephone (613) 599-9991, facsimile (613) 599-4265, or by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with that legislation we file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F  Street N.E., Washington D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. As well, a free copy of any public document filed by us with the SEC's Electronic Data Gathering and Retrieval (EDGAR) system is available from the SEC's website at www.sec.gov.

        Under the short form prospectus system adopted by the securities commissions and similar securities regulatory authorities in the relevant provinces of Canada and under MJDS, we are permitted to incorporate by reference the information we file with securities commissions and similar securities regulatory authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus. The following documents were filed with the securities commission or other similar securities regulatory authority in each of the provinces of Canada and are specifically incorporated by reference in, and form an integral part of, this Prospectus:

  (a)
  our unaudited consolidated interim financial statements as at and for the three months ended May 31, 2013, together with the notes thereto;

  (b)
  our management's discussion and analysis of consolidated results of operations and financial condition dated July 10, 2013 for the three months ended May 31, 2013;

  (c)
  our annual information form dated May 17, 2013 for the fiscal year ended February 28, 2013 (the "Annual Information Form");

  (d)
  our management proxy circular dated May 13, 2013, prepared in connection with the annual general and special meeting of our shareholders held on June 13, 2013;

  (e)
  our audited consolidated financial statements as at and for the years ended February 28, 2013 and February 29, 2012, together with the notes thereto and the auditors' report thereon (the "Annual Financial Statements");

  (f)
  our management's discussion and analysis of consolidated results of operations and financial condition dated May 8, 2013 for the three and twelve months ended February 28, 2013; and

  (g)
  our material change report dated April 17, 2013 with respect to our renewed operational framework with Nokia Siemens Networks (now Nokia Solutions and Networks) ("NSN").

        Any documents of the type referred to in the preceding paragraph, or similar material, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus and prior to the termination of the applicable offering will be deemed to be incorporated by reference into this Prospectus. We also incorporate by reference into the U.S. Registration Statement of which this Prospectus forms a part any future information we file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act until we sell all of the Securities, except (i) that any section of any annual information form, filed as an exhibit to an Annual Report on Form 40-F, entitled "Ratings" or another similar caption will not be deemed incorporated by reference into the U.S. Registration Statement of which this Prospectus forms a part, and (ii) that any Report on Form 6-K shall be so incorporated only if and to the extent expressly provided in such Report.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement or document so modified or superseded will not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made.

        Upon a new annual information form and related annual financial statements and management's discussion and analysis relating thereto, being filed with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, annual and interim financial statements and management's discussion and analysis relating thereto and material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management proxy circular relating to an annual meeting of our shareholders being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the management proxy circular for the preceding annual meeting of shareholders will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

        You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law.

        Information contained on our website, www.dragonwaveinc.com, is not part of this Prospectus and is not incorporated herein by reference and may not be relied upon by you for the purpose of determining whether to invest in our Securities offered under the applicable Prospectus Supplement.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus contains or incorporates by reference "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained or incorporated by reference in this Prospectus include, without limitation, statements regarding:

  •
  the timing and completion of any offering under a particular Prospectus Supplement;

  •
  the use of proceeds of the offering under a particular Prospectus Supplement;

  •
  our growth strategy;

  •
  our customer diversification and expansion initiatives;

  •
  our expectations regarding the results of the acquisition by us of the microwave transport business of NSN;

  •
  our expectations regarding end-customer demand for our products;

  •
  our expectations regarding the development of our target markets;

  •
  developments described in "Our Business — Recent Developments"; and

  •
  our plans, objectives and targets for operating cost reductions, revenue growth and margin performance.

        There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: our ability to successfully complete and integrate acquisitions of products or businesses, including the ongoing integration of NSN's microwave transport business, into our existing product lines and businesses, and other risks associated with acquisitions; our reliance on NSN and our ability to maintain and grow our relationship as a preferred strategic supplier to NSN; our reliance on a small number of customers for a large percentage of revenue; our ability to implement our ongoing program of operating cost reductions; our dependence on the development and growth of the market for high-capacity wireless communications services; intense competition from several competitors; competition from indirect competitors; our history of losses; our dependence on our ability to develop new products and enhance existing products; our ability to successfully manage growth; our dependence on establishing and maintaining relationships with channel partners; dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel; quarterly revenue and operating results that are difficult to predict and can fluctuate substantially; a lengthy and variable sales cycle; the impact that general economic weakness and volatility may be having on our customers; disruption resulting from economic and geopolitical uncertainty; currency fluctuations; our exposure to credit risk for accounts receivable; pressure on our pricing models from existing and potential customers and as a result of competition; the allocation of radio spectrum and regulatory approvals for our products; the ability of our customers to secure a license for applicable radio spectrum; changes in government regulation or industry standards that may limit the potential market for our products; our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services; our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers; our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others; risks associated with software licensed by us; a change in our tax status or assessment by domestic or foreign tax authorities; exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws; product defects, product liability claims, and health and safety risks relating to wireless products; risks associated with possible loss of our foreign private issuer status in the United States; and risks and expenses associated with our Common Shares and being a public company. These and other material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, are further described on pages 27-48 of our Annual Information Form dated May 17, 2013 and under the heading "Liquidity and Capital Resources — Liquidity Discussion" in our Management's Discussion and Analysis dated July 10, 2013.

        In particular, forward-looking statements relating to the acquisition and integration by us of the microwave transport business of NSN and our renewed operational framework with NSN announced on April 10, 2013 are based on certain assumptions including:

  •
  the successful implementation of our renewed framework with NSN on April 10, 2013, including sales growth from NSN as a result of the renewed framework; and

  •
  our ability to obtain operating cost reductions through measures including consolidation and rationalization of the business acquired from NSN, migration to new contract manufacturers, and optimization of our logistical framework to reduce overhead costs related to hardware sales.

        Other risks relating to NSN, identified by Nokia Corporation, its controlling parent, are set out in Nokia Corporation's annual report on Form 20-F for the fiscal year ended December 31, 2012 under item 3D "Risk Factors".

        Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this Prospectus are made as at the date of the original document and have not been updated by us except as expressly provided for in this Prospectus. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        In this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars. All references to "dollars", "U.S.$" or "$" are to United States dollars and all references to "C$" are to Canadian dollars. For purposes of the amounts referenced in this Prospectus, unless specified otherwise, the rate of exchange was U.S.$1.00=C$1.0490 or C$1.00=U.S.$0.9533, each based on the Bank of Canada's noon exchange rate for August 28, 2013.

        The following table sets out (1) the high and low rate of exchange for one Canadian dollar in U.S. dollars during the indicated periods, (2) the average of the rate of exchange on the last business day of each month during those periods, and (3) the exchange rate in effect as at the end of each of those periods, each based on the noon rate published by the Bank of Canada.

	High	Low	Average	End of Period
Three Month ended May 31,
2013	0.9967	0.9620	0.9805	0.9645
2012	1.0194	0.9681	0.9943	0.9681
Fiscal Years Ended
February 28, 2013	1.0327	0.9618	0.9982	0.9696
February 29, 2012	1.0607	0.9480	1.0128	1.0106

OUR BUSINESS

Overview

        Founded in 2000, we are a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol ("IP") networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment (often referred to as links), that wirelessly transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform, function as a wireless extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network. Backhaul links connect the large amounts of network traffic aggregated by base stations and other collection points on the edge of the network to the high-capacity fiber optic infrastructure at the core of the network. Additional applications for our products include point-to-point transport applications in private networks, including municipal and enterprise applications.

        Our products principally perform the backhaul function in a communication service provider's network, connecting high-traffic points of aggregation such as high-capacity wireless base stations (3G+ cellular, WiFi, WiMAX, Long-Term Evolution ("LTE")) and large "out of territory" enterprises to nodes on the fiber optic core network.

        Our line of wireless carrier-Ethernet links is marketed under the Horizon trade name. Our Horizon product line is carrier-grade and operates primarily in licensed spectrum bands to minimize interference.

        In 2011, we introduced our Avenue solution, which extends our reputation for delivering the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. The Avenue solution is a small device, utilizing a small antenna, to integrate microcellular backhaul, third-party base stations, power supply, battery backup, switching, and management in an all-in-one, environmentally shielded enclosure. This is a hardened, all-outdoor, zoning-friendly and fully integrated solution that was designed specifically for service providers to deploy microcellular coverage with high-performance backhaul.

        On June 1, 2012, we acquired our Harmony product line from NSN. The Harmony product line is a multi-service wireless platform enabling time-division multiplexing ("TDM") and packet-based services across wireless or wireline infrastructure. Harmony is rebranded by NSN as FlexiPacket. In addition to acquiring the Harmony product, on June 1, 2012, we entered into an agreement with NSN to become its preferred strategic supplier of packet microwave and related products, and we jointly coordinate technology development activities with NSN. In each quarter since June 1, 2012, at least 57% of our sales have been to NSN.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing numbers of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services.

        Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers. These service providers offer high-speed digital communication services over wireless access networks, employing IP-based wireless network access technologies such as advanced (3G+) cellular technologies, as well as WiFi and WiMAX. The market addressed by these wireless service providers is characterized by significant growth in number of subscribers, coverage area, and bandwidth requirements per subscriber, and a corresponding need to reduce the cost per bit of the backhaul network. We also target other markets, including wireless extension of fixed-line networks to directly connect high-bandwidth end-customers to the core network, and private networks of large multi-site organizations such as Fortune 500 enterprises, municipalities and government organizations.

        The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        We commenced commercial deployment of our products in 2002 and, as of February 28, 2013, we have shipped approximately 62,665 product units (i.e., links). To date, our wireless carrier-Ethernet links have been purchased and deployed by customers in more than 88 countries. In the fiscal year ended February 28, 2013, we delivered products to 255 customers, including NSN, TESSCO (United States), Samsung (Korea), Alliance Communications (United States), and Barrett Xplore (Canada).

        DragonWave Inc. was incorporated pursuant to the Canada Business Corporations Act on February 24, 2000.

Recent Developments

        We continue to integrate the microwave business we acquired from NSN and to implement our renewed operational framework with NSN that was announced on April 10, 2013 and described in our material change report dated April 17, 2013. Most recently, in accordance with our existing agreements with NSN, we have implemented the final stage of our phased price list with NSN and we invoiced NSN for the return of certain slow-moving finished goods inventory. In addition, we are now in the process of arranging with NSN for the transfer to us of certain components on favourable pricing terms. These steps were planned to help improve our margins to market levels and manage the impact of supporting the NSN channel on our operating costs. We have a strong focus on supporting our relationship as the preferred strategic supplier to NSN of packet microwave and related products and growing sales volumes from NSN in the near term, which is an important part of our plan to achieve cash flow break even from operations. This effort is ongoing and is subject to certain material risks and uncertainties. In particular, from time to time we may need to adapt our commercial terms with NSN to accommodate evolving market and business conditions. Certain risks relating to the microwave business we acquired from NSN and our relationship with NSN are detailed on pages 27-30 of our Annual Information Form under the heading "Risks Related to the NSN Transaction and Acquisitions Generally". If we are unable to successfully address these risks, or if we are unable to maintain and grow our relationship with NSN on a basis that supports sustainable operating costs and margins, our business, results of operations and financial condition could be materially adversely affected.

        On August 7, 2013, the acquisition of Siemens AG's entire 50% stake in Nokia Siemens Networks by Nokia Corporation, which was announced on July 1, 2013, was completed and Nokia Siemens Networks changed its name to Nokia Solutions and Networks.

        On July 10, 2013, we announced financial results for our first quarter ended May 31, 2013 as well as certain business and industry highlights. Those business highlights, updated to the current date, are as follows:

  •
  During the second fiscal quarter three of our major existing service provider customers in India, Southeast Asia and Africa began engaging in network expansions. We are pursuing these opportunities through our NSN channel.

  •
  Industry developments include recent reports of a two year $16 billion investment in Sprint Nextel Corporation's ("Sprint") network by Softbank Corp., together with Sprint's acquisition of Clearwire Corporation.

  •
  We are also involved in a pilot small cell wireless backhaul deployment with a major Asian carrier and have received our first order in connection with this deployment.

        On June 24, 2013, we announced the inclusion of DragonWave products in the Cisco® Small Cell Wireless Backhaul Ecosystem.

        On June 12, 2013, at our annual general and special meeting of shareholders, all of management's nominees (being Peter Allen, Cesar Cesaratto, Jean-Paul Cossart, Russell Frederick, Claude Haw, and Lori O'Neill) were elected as our directors to hold office until the next annual meeting of our shareholders or until their successors are elected or appointed. The shareholders also approved, among other things, a change to the Fifth Amended and Restated Stock Option Plan, now called the Sixth Amended and Restated Stock Option Plan (the "Stock Option Plan"), and approved all unallocated options under the Stock Option Plan, as required by the rules of the TSX.

        On May 14, 2013, we announced the ongoing deployment of over 200 new DragonWave Horizon links as part of regional service provider Olo del Peru SAC's expansion plans.

CONSOLIDATED CAPITALIZATION

        There has been no material change in our share capital on a consolidated basis since May 31, 2013, being the date of our most recently filed unaudited consolidated financial statements incorporated by reference in this Prospectus.

DESCRIPTION OF DEBT SECURITIES

        This section describes the general terms that will apply to any Debt Securities.

        Debt Securities may be issued under a trust indenture between us and a trustee or trustees as would be described in a Prospectus Supplement for such Debt Securities. We will file a copy of each applicable trust indenture with the securities commission or similar regulatory authority in each of the provinces of Canada, and in the U.S. with the SEC, after we have entered into it and the trust indenture will be available electronically at www.sedar.com and www.sec.gov. You should rely on information in the applicable Prospectus Supplement.

        The Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including to the extent applicable:

  (a)
  the specific designation, aggregate principal amount and denominations of such Debt Securities;

  (b)
  the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

  (c)
  the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

  (d)
  the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the holder of any such Debt Securities or we may elect the currency in which payments thereon are to be made and, if so, the manner of such election;

  (e)
  whether such Debt Securities are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

  (f)
  the date from which interest, if any, on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

  (g)
  the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

  (h)
  any special provisions for the payment of additional interest with respect to such Debt Securities;

  (i)
  any additional covenants included for the benefit of holders of such Debt Securities;

  (j)
  the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

  (k)
  any additional events of default provided with respect to such Debt Securities;

  (l)
  any exchange on which such Debt Securities will be listed;

  (m)
  terms for any conversion or exchange of such Debt Securities into other securities;

  (n)
  the extent and manner, if any, to which payment on or in respect of such Debt Securities will be senior to, or will be subordinated to the prior payment of, other liabilities and obligations of the Company;

  (o)
  whether such Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of such Debt Securities in bearer form and as to exchanges between registered and bearer form;

  (p)
  whether such Debt Securities will be issuable in the form of one or more registered global debt securities ("Registered Global Debt Securities") and, if so, the identity of the depository for those Registered Global Debt Securities;

  (q)
  any index pursuant to which the amount of payments of principal of and any premium and interest on such Debt Securities will or may be determined;

  (r)
  any special tax implications of or any special tax provision, or indemnities relating to such Debt Securities; and

  (s)
  any other material terms of such Debt Securities.

        We reserve the right to set forth in a Prospectus Supplement specific terms of the Debt Securities that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF COMMON SHARES

        Each of our Common Shares entitles its holder to notice of, and to one vote at, all meetings of our shareholders. Each of our Common Shares carries an entitlement to receive dividends if, as and when declared by our board of directors. In the event of our liquidation, dissolution or winding-up, our net assets available for distribution to our shareholders will be distributed rateably among the holders of our Common Shares.

        Our authorized share capital consists of an unlimited number of Common Shares of which 38,113,542 Common Shares are issued and outstanding as of August 28, 2013.

 DESCRIPTION OF WARRANTS

        This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the "Equity Warrants") or for the purchase of Debt Securities (the "Debt Warrants").

        Warrants may be offered separately or together with Common Shares or Debt Securities, as the case may be.

        Each series of Warrants will be issued under a separate Warrant agreement to be entered into between us and one or more banks or trust companies acting as Warrant agent. A copy of each applicable Warrant agreement will be filed by us with the securities commission or similar regulatory authority in each of the provinces of Canada, and in the U.S. with the SEC, after we have entered into it and will be available electronically at www.sedar.com and www.sec.gov. You should rely on information in the applicable Prospectus Supplement.

        The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

        We will not offer Warrants pursuant to this Prospectus for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the Ontario Securities Commission on behalf of the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.

Equity Warrants

        The Prospectus Supplement relating to the particular Equity Warrants offered thereby will describe the terms of such Equity Warrants, including, where applicable:

  (a)
  the specific designation and aggregate number of Equity Warrants;

  (b)
  the price at which the Equity Warrants will be issued;

  (c)
  the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

  (d)
  the currency or currencies in which the Equity Warrants will be offered;

  (e)
  the number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which that number of Common Shares may be purchased upon exercise of each Equity Warrant;

  (f)
  the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

  (g)
  the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

  (h)
  the minimum or maximum amount of Equity Warrants that may be exercised at any one time;

  (i)
  whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  (j)
  whether the Equity Warrants will be issued in fully registered or global form; and

  (k)
  any other material terms of the Equity Warrants.

Debt Warrants

        The Prospectus Supplement relating to the particular Debt Warrants offered thereby will describe the terms of such Debt Warrants, including, where applicable:

  (a)
  the specific designation and aggregate number of Debt Warrants;

  (b)
  the price at which the Debt Warrants will be issued;

  (c)
  the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

  (d)
  the currency or currencies in which the Debt Warrants will be offered;

  (e)
  the aggregate principal amount, price, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of each Debt Warrant;

  (f)
  the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

  (g)
  the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

  (h)
  the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

  (i)
  whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

  (j)
  whether the Debt Warrants will be issued in fully registered or global form; and

  (k)
  any other material terms of the Debt Warrants.

        We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        Subscription Receipts may be offered separately or together with other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A Subscription Receipt is a security of ours that will entitle the holder to receive a Security upon the completion of a transaction, typically an acquisition by us of the assets or securities of another entity. Subsequent to the offering of Subscription Receipts, the subscription proceeds for the Subscription Receipts are held in escrow by the designated escrow agent, pending the completion of the transaction. Holders of Subscription Receipts are not our shareholders. Holders of Subscription Receipts are only entitled to receive Securities upon the surrender of their Subscription Receipts to the escrow agent or to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds. The particular terms and provisions of Subscriptions Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

  (a)
  the number of Subscription Receipts;

  (b)
  the price at which the Subscription Receipts will be offered;

  (c)
  the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Securities;

  (d)
  the number of Securities or other securities that may be obtained upon exercise of each Subscription Receipt;

  (e)
  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  (f)
  the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  (g)
  the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

  (h)
  whether the Subscription Receipts will be issued in fully registered or global form; and

  (i)
  any other material terms and conditions of the Subscription Receipts.

        We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF UNITS

        We may issue Units comprised of one or more of the other Securities described herein in any combination. The Prospectus Supplement relating to the particular Units offered thereby will describe the terms of such Units and, as applicable, the terms of such other Securities.

        Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

        The applicable Prospectus Supplement may describe:

  (a)
  the designation and aggregate number of Units offered;

  (b)
  the price at which the Units will be offered;

  (c)
  the currency or currency unit in which the Units are denominated;

  (d)
  the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

  (e)
  any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

  (f)
  whether the Units will be issued in fully registered or global form; and

  (g)
  any other material terms, conditions and rights (or limitations on such rights) of the Units.

        The preceding description and any description of Units in an applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

        We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

USE OF PROCEEDS

        Unless otherwise indicated in an applicable Prospectus Supplement, we currently intend to use the net proceeds we receive from the sale of Securities to strengthen our balance sheet, to fund working capital and for general corporate purposes. Specific information about the amount of net proceeds to be used for any such purpose will be set forth in the applicable Prospectus Supplement. We may, from time to time, issue debt instruments, incur additional indebtedness or issue equity or other securities other than pursuant to this Prospectus.

 PRIOR SALES

        During the 12 month period before the date of this Prospectus, we have issued Common Shares and securities convertible into Common Shares as follows:

Date	Price per Security/Exercise Price per Security	Number of Securities
Common Shares
Issued pursuant to the exercise of options:
September 14, 2012	U.S.$1.36	868
September 17, 2012	U.S.$1.36	228
September 19, 2012	U.S.$1.36	178
September 21, 2012	U.S.$1.36	667
September 25, 2012	U.S.$1.36	2,289
September 27, 2012	U.S.$1.36	890
October 15, 2012	U.S.$1.36	320
October 18, 2012	U.S.$1.36	1,080
October 24, 2012	U.S.$1.36	369
December 6, 2012	U.S.$1.35	279
December 13, 2012	U.S.$1.35	435
May 16, 2013	U.S.$1.33	10,000
May 16, 2013	U.S.$1.33	38,000
May 17, 2013	U.S.$1.33	300
May 17, 2013	U.S.$1.33	300
May 17, 2013	U.S.$1.33	1,010
May 17, 2013	U.S.$1.27	1,850
May 22, 2013	U.S.$1.27	1,300
May 23, 2013	U.S.$1.84	500
May 31, 2013	U.S.$1.27	2,550
July 10, 2013	U.S.$1.27	245
Issued pursuant to the ESPP:
August 31, 2012	U.S.$2.68	4,343
September 30, 2012	U.S.$2.18	3,625
October 31, 2012	U.S.$2.47	2,442
November 30, 2012	U.S.$2.09	2,749
December 31, 2012	U.S.$3.27	1,761
January 31, 2013	U.S.$2.19	2,562
February 28, 2013	U.S.$2.37	2,250
March 31, 2013	U.S.$1.59	4,889
April 30, 2013	U.S.$1.94	2,706
May 31, 2013	U.S.$2.71	1,952
June 30, 2013	U.S.$2.72	1,908
July 31, 2013	U.S.$3.12	1,581
Options
October 31, 2012	C$2.73	4,500
November 30, 2012	C$2.08	110,000
May 8, 2013	C$2.24	660,500
June 13, 2013	C$2.80	14,500
July 10, 2013	C$2.93	10,600

 TRADING PRICE AND VOLUME

        The following table sets forth the high and low closing prices and the aggregate volume of trading of our Common Shares on the TSX during the 12 month period before the date of this Prospectus:

Month	High	Low	Aggregate Volume
	(C$)	(C$)
August (1-28) 2013	3.40	2.77	266,647
July 2013	3.60	2.76	610,745
June 2013	3.03	2.49	277,263
May 2013	2.99	2.15	577,363
April 2013	2.02	1.59	461,195
March 2013	2.41	1.51	479,001
February 2013	2.50	2.00	272,817
January 2013	3.65	2.08	565,429
December 2012	3.35	2.15	420,504
November 2012	2.40	1.71	203,766
October 2012	2.47	2.04	282,939
September 2012	2.49	2.10	282,183
August 2012	2.74	2.15	272,561

        The closing price per Common Share on the TSX on August 28, 2013 was C$2.84.

        The following table sets forth the high and low closing prices and the aggregate volume of trading of the Common Shares on NASDAQ during the 12 month period before the date of this Prospectus:

Month	High	Low	Aggregate Volume
	(U.S.$)	(U.S.$)
August (1-28) 2013	3.32	2.70	1,690,154
July 2013	3.49	2.61	4,145,426
June 2013	2.89	2.46	2,663,723
May 2013	2.90	2.11	5,711,216
April 2013	1.99	1.55	3,655,802
March 2013	2.39	1.48	5,874,275
February 2013	2.43	2.04	3,147,358
January 2013	3.66	2.09	7,878,379
December 2012	3.42	2.16	7,249,864
November 2012	2.43	1.79	4,659,737
October 2012	2.50	2.10	5,038,703
September 2012	2.54	2.15	2,852,401
August 2012	2.75	2.18	4,115,171

        The closing price per Common Share on NASDAQ on August 28, 2013 was U.S.$2.70.

 PLAN OF DISTRIBUTION

        We may sell Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will identify each underwriter, dealer or agent engaged by us in connection with the sale of such issue and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including to the extent applicable, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

        Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

        Underwriters, dealers and agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect of such liabilities. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        Each issue of Debt Securities, Warrants, Subscription Receipts and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a specific issue thereof, such Securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in such Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in such Securities or as to the liquidity of the trading market for such Securities. See "Risk Factors".

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of Securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of Securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to Securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

        An investment in Securities involves a number of risks. In addition to the information set out below and the other information contained in this Prospectus and the applicable Prospectus Supplement, you should give careful consideration to the risk factors related to our business and operations set out in our Annual Information Form and in the other documents incorporated by reference in this Prospectus and the applicable Prospectus Supplement. Any one or more of such risk factors could have a material adverse effect on our business, results of operations and financial condition, causing you to lose all or part of your investment.

        The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are not aware of or focused on, or that we currently deem to be immaterial, may also impair our business operations and cause the price of our Securities to decline.

An investment in Securities is speculative.

        An investment in Securities is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in us.

The trading price of our Common Shares has been, and may continue to be, subject to large fluctuations.

        Our Common Shares are listed on the TSX and NASDAQ. The trading price of our Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of Common Shares offered pursuant to a Prospectus Supplement may also fluctuate significantly, which may result in losses to investors. The trading price of our Common Shares may increase or decrease in response to a number of events and factors, including:

  •
  low trading volumes;

  •
  actual or anticipated fluctuations in our results of operations;

  •
  changes in estimates of our future results of operations by us or securities analysts;

  •
  announcement of technological innovations or new products or services by us or our competitors;

  •
  changes affecting the communications industry; and

  •
  other events and factors, including the risk factors identified or incorporated by reference in this Prospectus and the applicable Prospectus Supplement.

        In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and NASDAQ may result in different prevailing trading prices.

        Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

        We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. All of our directors and executive officers and most of the experts named in this Prospectus, including our independent public accounting firm, reside principally outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against us or those persons.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future and, therefore, purchasers of Common Shares may not be able to receive a return on their Common Shares unless they sell them at an amount greater than the price offered.

        We have never declared or paid any dividends on our Common Shares. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and other factors as the board of directors deems relevant. In addition, the covenants provided by us in our debt facilities with Comerica Bank and Export Development Canada restrict our ability to make payments of dividends on our Common Shares.

Our actual financial results may vary from any financial outlook or future oriented financial information that we may disclose.

        Our actual financial results may vary from any financial outlook or future oriented financial information that we may disclose and these variations could be material and adverse. Although we believe that the assumptions underlying any financial outlook, future oriented financial information or other forward-looking statements will be reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified in these risk factors and in the documents incorporated by reference in this Prospectus and the applicable Prospectus Supplement. If our actual results vary from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial. We have in fact had to revise our publicly released guidance a number of times over the past year. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

Future sales of Common Shares by our existing shareholders could cause our share price to fall.

        If our shareholders sell substantial amounts of our Common Shares in the public market, the market price of the Common Shares could fall. The perception among investors that these sales will occur could also produce this effect. All of our outstanding Common Shares will, subject to applicable securities legislation, generally be immediately available for resale in the public markets.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute each shareholder's ownership of our Common Shares.

        We may need to raise additional funds through public or private debt or equity financings in order to:

  •
  fund ongoing operations;

  •
  take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

  •
  develop new products; or

  •
  respond to competitive pressures.

        Any additional capital raised through the sale of equity will dilute each shareholder's percentage ownership of our Common Shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all. Our failure to obtain additional funding could prevent us from making expenditures that may be required to grow our business or maintain our operations.

Certain Canadian laws could delay or deter a change of control.

        The Investment Canada Act (Canada) subjects an acquisition of control of us by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

Other than for our Common Shares, there is no existing trading market for our Securities and one may never develop.

        There is currently no market through which the Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers of such Securities may not be able to resell such Securities. There can be no assurance that an active trading market will develop for the Debt Securities, Warrants, Subscription Receipts or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of such

Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

        The public offering prices of the Securities may be determined by negotiation between us and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which such Securities will trade in the public market subsequent to such offering. See "Plan of Distribution".

We face foreign currency risks that could have an adverse effect on your investment.

        In addition, Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Securities denominated in currencies other than Canadian dollars. Such Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Securities we issue may face risks relating to credit ratings that could have an adverse effect on your investment.

        There is no assurance that a credit rating, if any, assigned to Securities, will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by the relevant rating agency. A revised or withdrawal of such rating may have an adverse effect on the market value of such Securities.

We face interest rate risks that could have an adverse effect on your investment.

        Prevailing interest rates may affect the market price or value of the Securities. The market price or value of the Securities may decline as prevailing interest rates rise.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        The following documents have been (or will be) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part:

  (a)
  the documents listed in the third paragraph under "Where You Can Find More Information" in this Prospectus;

  (b)
  consents of our independent registered public accounting firm;

  (c)
  powers of attorney from our directors and certain of our officers; and

  (d)
  Form F-X — Appointment of Agent for Service of Process and Undertaking.

LEGAL MATTERS

        Unless otherwise specified in the applicable Prospectus Supplement relating to Securities, certain legal matters will be passed upon for the Company by Dentons Canada LLP with respect to Canadian legal matters and DLA Piper LLP (US) with respect to U.S. legal matters.

        As of the date hereof, the partners and associates of each of Dentons Canada LLP and DLA Piper LLP (US), in each case as a group, beneficially own, directly or indirectly, less than 1%, respectively, of the outstanding securities of the Company.

 AUDITOR

        Our auditors are Ernst & Young LLP, Ottawa, Ontario, Canada.

        Our Annual Financial Statements have been audited by Ernst & Young LLP, independent registered chartered accountants, as stated in their report dated May 8, 2013 which is incorporated by reference in this Prospectus and the U.S. Registration Statement of which this Prospectus forms a part, and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        Ernst & Young LLP has advised us that they are independent within the meaning of Rule 3520 of the Public Company Accounting Oversight Board, Auditor Independence and the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our Common Shares is Computershare Investor Services Inc. at its principal offices located in Toronto, Ontario.

PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of their province for the particulars of these rights or consult with a legal advisor.

        Original purchasers of Subscription Receipts, Warrants or other securities which are convertible, exchangeable or exercisable for other securities of the Company will have a non-assignable contractual right of rescission, exercisable against us in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the applicable Prospectus Supplement or any amendment contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus and the applicable Prospectus Supplement, following which this contractual right of rescission will be null and void. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        In an offering of Subscription Receipts, Warrants or other securities which are convertible, exchangeable or exercisable for other securities of the Company, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial securities legislation, to the price at which the Subscription Receipts, Warrants or other securities which are convertible, exchangeable or exercisable for other securities of the Company are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise or conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal advisor.

QuickLinks

TABLE OF CONTENTS Prospectus Supplement
Prospectus
IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
OUR BUSINESS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
CONSOLIDATED CAPITALIZATION
PRIOR SALES
TRADING PRICE AND VOLUME
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
ELIGIBILITY FOR INVESTMENT
RISK FACTORS
LEGAL MATTERS AND INTEREST OF EXPERTS
PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS
TABLE OF CONTENTS
GENERAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
OUR BUSINESS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON SHARES
DESCRIPTION OF WARRANTS
DESCRIPTION OF SUBSCRIPTION RECEIPTS
DESCRIPTION OF UNITS
USE OF PROCEEDS
PRIOR SALES
TRADING PRICE AND VOLUME
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
RISK FACTORS
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
LEGAL MATTERS
AUDITOR
TRANSFER AGENT AND REGISTRAR
PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS